+1-212-474-1414

aelken@cravath.com

June 28, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds

cc:	Loan Lauren P. Nguyen
cc:	Lisa Krestynick
cc:	John Cannarella
cc:	Kimberly Calder

Re:	Whiskey Holdco, Inc.

Registration Statement on Form S-4
Filed March 28, 2018
File No. 333-223964

Dear Mr. Reynolds:

Whiskey Holdco, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed on March 28, 2018 (File No. 333-223964) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated April 24, 2018 (the “Comment Letter”) relating to the Registration Statement.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

* * *

General

1.	We note that the business combination will be accomplished through two steps. First, WestRock will be reorganized through a holding company recapitalization without a shareholder vote where at the effective time, each WestRock share issued and outstanding immediately prior to the effective time will be converted into one Whiskey Holdco share pursuant to Section 251(g) of the Delaware General Corporation Law. Secondly, KapStone Merger Sub will be merged with and into KapStone such that as a result of the KapStone merger, the KapStone surviving company will become a wholly owned subsidiary of Whiskey Holdco. We further note that this registration statement solely registers the shares to be issued to the KapStone shareholders who will receive shares of Whiskey Holdco in connection with the merger. It appears that when the holding company reorganization is viewed together with the acquisition of KapStone, the overall transaction may change the nature of the WestRock shareholders’ investment. Please provide us your analysis explaining whether the Whiskey Holdco shares to be issued to the WestRock shareholders in connection with the merger should be registered on this registration statement. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 203.02 available on our website.

The Company acknowledges the Staff’s comment and believes that the shares of the Company to be issued to WestRock stockholders in connection with the WestRock merger do not require registration on the Registration Statement because, in connection with the transaction, WestRock stockholders will not make an investment decision and there will be no “sale” of securities or “offer to sell” securities to WestRock stockholders for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”). The Company reached these conclusions for two reasons: (i) WestRock stockholders will not have a vote on the transaction under applicable law and (ii) the fundamental nature of their investment will not change as a result of the transaction.

Under applicable law, WestRock stockholders will not be entitled to vote on the transaction. Under Section 251(g) of the Delaware General Corporation Law (the “DGCL”), holders of shares of a company that engages in a holding company merger are not entitled to a vote on that merger if the requirements of Section 251(g) of the DGCL are satisfied. These requirements include, among others, a requirement that the certificate of incorporation and bylaws of the new holding company immediately after the effective time of the merger contain provisions identical to the certificate of incorporation and bylaws of the company immediately prior to the effective time of the merger (except as otherwise permitted or required by Section 251(g) of the DGCL) and a requirement that the officers and directors of the new holding company upon the effective time of the merger be the same as the officers and directors of the company at the effective time of the merger. The rationale for this exception to the stockholder approval requirements of Section 251(g) of the DGCL is that the new holding company is sufficiently similar to the existing company to not warrant a vote by the stockholders of the existing company on the transaction. Because the merger of WestRock with and into a wholly owned subsidiary of the Company will fully comply with the requirements of Section 251(g) of the DGCL, WestRock stockholders will not be entitled to a vote on the transaction under state law. In addition, even assuming the maximum amount of stock consideration is issued to KapStone stockholders pursuant to the merger agreement in connection with the transaction, WestRock stockholders will not be entitled to a vote on such share issuance under the stockholder approval rules of the New York Stock Exchange.

In addition, the fundamental nature of a WestRock stockholder’s investment will not change as a result of the transaction. The Company recognizes the Staff’s position in Securities Act Sections Compliance and Disclosure Interpretation 203.02 that a “sale” or “offer to sell” for purposes of Section 2(a)(3) of the Securities Act may still occur even where a company’s stockholders are not entitled to a vote. A review of precedent transactions indicates that the Staff has used a test of whether the “fundamental nature” of the stockholder’s investment will change in determining whether the registrant must register the shares being issued to the acquiring company’s stockholders. In certain precedent acquisitions (as opposed to mergers of equals), the Staff has not required that the shares being issued to the acquiring company’s stockholders be registered.

In the acquisition under consideration, the fundamental nature of a WestRock stockholder’s investment will not change. WestRock and KapStone have complementary corrugated packaging and distribution operations and WestRock plans to integrate KapStone’s operations into WestRock’s operations after the closing of the transaction. WestRock’s current market capitalization is more than four times larger than KapStone’s current market capitalization. Moreover, as discussed in the response to Comment No. 5 below, the acquisition of KapStone by WestRock would not be considered “significant” under Rule 11-01 of Regulation S-X. We also note that immediately following the closing of the transaction, the Company will have the same directors, management, articles of incorporation, bylaws and headquarters as WestRock immediately prior to the closing of the transaction, and, as of the closing of the transaction, the same name as WestRock does today.

Lastly, the Company notes that the acquisition by a new holding company allows the exchange of KapStone common stock for the Company’s common stock to qualify for tax-free treatment for U.S. federal income tax purposes. Absent this consideration, the transaction could have been structured as a reverse triangular merger with KapStone merging with and into a wholly owned subsidiary of WestRock and WestRock stockholders continuing to hold their existing shares. In such a transaction, as in this transaction, there is no investment decision for WestRock stockholders, no “sale” of securities or “offer to sell” securities to WestRock stockholders for purposes of Section 2(a)(3) of the Securities Act, no vote by WestRock stockholders and no change in the fundamental nature of WestRock stockholders’ investment.

2.	It appears that KapStone shareholders will not elect the type of merger consideration at the same time they vote on the merger. Please advise us of your consideration of the applicability of the tender offer rules to the cash election. Refer to Release No. 34-14699 (April 24, 1978).

The Company acknowledges the Staff’s comment and recognizes that in SEC Release No. 34-14699 (the “Release”), the Division of Corporation Finance (the “Division”) considered the issue as to whether an election feature in connection with the vote on a merger involves a tender offer. In the Release, the Division concluded that, while the issue is “not free from doubt”, it would not require a tender offer filing in connection with certain mergers involving an election feature where the election occurs during the same time period that stockholders are voting on the merger proposal (referred to in the Release as “Situation B”).

As described in the Registration Statement, the election deadline for KapStone stockholders to elect to receive KapStone stock consideration under the merger agreement is 5:00 p.m. (New York City time) on the business day immediately prior to the KapStone special meeting of stockholders. If the mergers are completed, all KapStone shares for which no stock election is made by the election deadline (other than KapStone shares in respect of which a KapStone stockholder has properly demanded appraisal in accordance with the DGCL) will be converted into the right to receive cash consideration. Since the election deadline will occur at 5:00 p.m. on the business day immediately prior to the KapStone special meeting of stockholders, the election procedures are consistent with those described in the Release with respect to the safe harbor provided in Situation B. The Company also notes that in a series of no-action letters, the Staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted at different time periods relative to the stockholder vote on the related merger without requiring compliance with the tender offer rules. See, e.g., Dauphin Deposit Corporation (February 7, 1983); United Virginia Bancshares, Inc. (March 21, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); The Kansas Power and Light Company (February 13, 1991); and Entergy Corporation (November 13, 1992). This is not a situation, as contemplated in a number of the above-referenced no action letters, where a significant amount of time was expected to elapse between the time of the stockholder vote and the election deadline because the election deadline in this transaction will occur at 5:00 p.m. on the business day immediately prior to the KapStone special meeting of stockholders.

Even in the circumstance that a KapStone stockholder chooses not to make an election at the exact same time as the vote on the KapStone merger, KapStone stockholders will be considering the election and allocation procedures as part of their investment decision to vote for or against the KapStone merger proposal. Any risks involved in the election and allocation procedures will have been disclosed to KapStone stockholders in the proxy statement/prospectus sent to them in connection with the KapStone special meeting of stockholders. Since the election deadline will occur at 5:00 p.m. on the business day immediately prior to the KapStone special meeting of stockholders, KapStone stockholders will, in effect, have considered such risks when they vote on the KapStone merger proposal. Pursuant to the terms of the merger agreement, an election form will be mailed to each holder of record of KapStone shares for the KapStone special meeting of stockholders concurrently with the mailing of the proxy statement/prospectus and WestRock and KapStone will publicly announce the anticipated election deadline at least three business days prior to the anticipated election deadline. If the KapStone special meeting of stockholders is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and WestRock and KapStone will promptly announce any such delay and, when determined, the rescheduled election deadline. The election form will contain clear directions on how KapStone stockholders can obtain the proxy statement/prospectus and other documents filed with the Commission from the Company, WestRock or KapStone, which will include all necessary information for KapStone stockholders to make an informed investment decision.

An election by the KapStone stockholder as to the form of consideration to be received should not be considered a separate offer by the Company for shares of KapStone stock or a discrete transaction that is separate from the transaction. Superimposing the less stringent disclosure requirements of the Williams Act by requiring that a Schedule TO be filed and that “tender offer materials” be disseminated after the KapStone special meeting of stockholders will not enhance the disclosure and may result in unnecessary confusion for KapStone stockholders who may not understand the reason for a “tender offer” intervening between the time of the KapStone stockholders’ vote on the KapStone merger proposal and the effective time of the mergers.

For the reasons discussed above, the Company believes that, consistent with the guidance provided in the Release, the application of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) would not provide any additional, meaningful protection to KapStone stockholders in making an election decision in the KapStone merger.

3.	Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

The Company acknowledges the Staff’s comment and a form of proxy card for KapStone has been filed as Exhibit 99.3 to Amendment No. 1.

4.	Please amend your registration statement to include the information required by Item 506 of Regulation S-K or advise.

As discussed with the Staff, the Company advises the Staff that it does not believe Item 506 of Regulation S-K is applicable with respect to the Registration Statement.

5.	Please provide the pro forma financial information depicting the merger of WestRock and KapStone required by Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and notes that no pro forma financial information is required by Article 11 of Regulation S-X (“Article 11”) because the significance of the acquisition of KapStone by WestRock, as calculated pursuant to Regulation S-X, Rule 1-02(w) (“Rule 1-02(w)”), is less than 20%. The details of the significance test calculations are as follows:

(1) Investment test: The purchase price of KapStone (the “investment in and advances to” KapStone under Rule 1-02(w)) is approximately $3,509.2 million (assuming 100.3 million shares of KapStone common stock are outstanding immediately prior to the effective time and no stock elections are made by KapStone stockholders). WestRock’s most recently completed fiscal year for which financial statements are included in the Registration Statement is the year ended September 30, 2017. WestRock’s consolidated total assets as of September 30, 2017 were $25,089.0 million. As such, KapStone’s significance under the investment test is 14.0%.

(2) Asset test: KapStone’s most recently completed fiscal year ended December 31, 2017. KapStone’s consolidated total assets as of December 31, 2017 were $3,324.0 million. As such, KapStone’s significance under the asset test is 13.2%.

(3) Income test: WestRock’s equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of KapStone exclusive of amounts attributable to any noncontrolling interests (“Test Income”) for the year ended September 30, 2017 was $867.2 million, and KapStone’s Test Income for the year ended December 31, 2017 was $148.3 million. As such, KapStone’s significance under the income test is 17.1%.

As part of its assessment of the income test, the Company considered the appropriateness of including the gain that was recognized in income from continuing operations during WestRock’s most recently completed fiscal year as a result of the sale of its Home, Health and Beauty business (“HH&B”). In accordance with Financial Accounting Standards Board Accounting Standards Codification 205-20-45-1B, a disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. HH&B was acquired as part of the combination of Rock-Tenn Company with MeadWestvaco Corporation in 2015 and was sold soon thereafter because WestRock determined that HH&B was not core to its paper and packaging business. Because HH&B net sales, segment income and assets each represented less than 5% of WestRock’s net sales, segment income and assets, WestRock determined that the sale of HH&B did not represent a strategic shift and did not have a major effect on its operations and financial results. Therefore, WestRock did not classify HH&B as discontinued operations. Since the income test requires the use of income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests, the Company believes it has calculated the income test of Article 11 appropriately.

Questions and Answers, page 1

6.	Please include a question and answer regarding the ownership percentage that former KapStone shareholders will have in the combined company assuming that KapStone shareholders elect the maximum stock consideration.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Questions and Answers—About the Mergers” on page 2, under “Summary—The Mergers and the Merger Agreement—Effect on the Capital Stock” on page 13 and under “Risk Factors—Risks Related to the Mergers—KapStone stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management” on page 36 to include the ownership percentage that former KapStone stockholders will have in the combined company assuming the maximum stock amount is issued to KapStone stockholders.

Summary, page 10

Conditions to Completion of the Mergers, page 19

7.	We note the descriptions of the obligations to the completion of the mergers here and on pages 126 – 128 which are subject to the satisfaction or waiver of certain customary conditions. Please clarify whether certain conditions may be waived prior to the consummation of the mergers.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Summary—Conditions to Completion of the Mergers” on the top of page 20 to clarify that conditions contained in the merger agreement may be waived at any time prior to the effective time.

Background of the Mergers, page 47

8.	Please expand your disclosure to discuss how the parties negotiated the exchange ratio and cap on the stock consideration.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Proposal 1: Adoption of the Merger Agreement —Background of the Mergers” on page 53 to provide additional specificity regarding the calculation of the exchange ratio. The Company also directs the Staff’s attention to the following disclosure on the top of page 53, indicating that there was not further negotiation of the exchange ratio or the cap on the stock consideration following KapStone’s receipt of WestRock’s written non-binding indication of interest on January 22, 2018:

“During the conversation, Mr. Voorhees also indicated that no other offer would be forthcoming and that the offer set forth in the indication of interest was WestRock’s best and final offer.”

9.	Disclosure on page 44 states that from time to time the KapStone board in consultation with senior management and KapStone’s advisors discussed strategic alternatives. You also state that in November 2016 representatives of Moelis contacted KapStone indicating that Party B was interested in discussing the possibility of a potential business combination. Please disclose when the KapStone board engaged with Moelis and Rothschild to discuss strategic alternatives and explain why the KapStone board retained two financial advisors to render fairness opinions.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Proposal 1: Adoption of the Merger Agreement —Background of the Mergers” on page 50 to provide additional specificity regarding the KapStone board’s decision to hire two financial advisors. The Company also notes for the Staff that the date of KapStone’s engagement of each of Moelis and Rothschild was January 15, 2018, as disclosed on page 51.

10.	To the extent material, please identify the terms of the draft merger agreement that Sidley Austin LLP reviewed with the KapStone board on January 25, 2018 and “the remaining terms of the draft merger agreement” negotiated after the parties resolved certain terms on January 26, 2018.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Proposal 1: Adoption of the Merger Agreement—Background of the Mergers” on pages 54 and 55 to identify the terms of the merger agreement that Sidley reviewed with the KapStone board on January 25, 2018 and to provide additional specificity regarding the remaining terms of the merger agreement negotiated after the parties resolved certain items on January 26, 2018.

KapStone’s Reasons for the Mergers; Recommendation of the KapStone Board of Directors, page 55

Board Recommendation; Reasons for the Merger, page 55

11.	We note the risk factors on pages 33 and 34 stating that the number of Whiskey Holdco shares that will be received per KapStone share by KapStone shareholders receiving KapStone stock consideration in the merger is fixed and that such stock elections are subject to proration procedures. Please clarify whether the board considered these factors in its recommendation.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure on page 58 to provide clarification as to whether the KapStone board considered these factors in its recommendation.

Stock Election, page 57

12.	Please quantify the potential synergies and related assumptions described here and at page 60.

The Company acknowledges the Staff’s comment and has reviewed the disclosure on pages 58 and 61 related to synergies; however, the Company has determined that it would not be useful to investors for the Company to provide additional disclosure regarding any potential synergies related to the mergers. Neither the KapStone board nor KapStone’s financial advisors quantified synergies in connection with analyzing the mergers, nor was any quantification of synergies relied upon by the KapStone board or taken into consideration by KapStone’s financial advisors in connection with their financial analyses. Any quantification of synergies prepared by WestRock was not shared with the KapStone board or its financial advisors in connection with their analyses of the mergers (other than a preliminary estimate of synergies prepared based upon precedent transactions by WestRock’s financial advisor for the benefit of WestRock). For these reasons, the Company believes that any further disclosure regarding synergies would be immaterial to KapStone stockholders and could be misleading to the extent it over-emphasizes any quantification of synergies.

Opinions of KapStone’s Financial Advisors, page 61

Rothschild Inc., page 61

Selected Public Companies Analysis, page 64

13.	For the selected public companies and selected precedent transactions analyses, please disclose in more specific detail the methodology and criteria used to select the companies and transactions.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure on pages 65 and 66 to disclose in more specific detail the methodology and criteria used to select the companies and transactions.

Selected Precedent Transactions Analysis, page 65

14.	Please further describe the nature of the “preliminary data provided by KapStone’s management as of January 18, 2018.” Please clarify whether this data “pre-dated (and/or did not reflect the impact of) the then-recently enacted federal tax legislation (referred to as the tax changes) and the then-recently announced price increases for certain of KapStone’s products (referred to as the price increases)” per your disclosure at page 63.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure on page 67 to further describe the nature of the financial results and provide the requested clarification.

15.	It appears that Moelis has provided financial services to KapStone during the past two years. If applicable, please quantify any fees payable to the financial advisors relating to any material relationship that existed in the last two years between the financial advisors and its affiliates, and KapStone and its affiliates. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

The Company acknowledges the Staff’s comment and directs the Staff’s attention to the following disclosure on page 59: “…that Moelis had not received any fees for services to KapStone or WestRock during the prior two years…”.

Directors and Officers of Holdco Following the Mergers, page 80

16.	We note your disclosure regarding who will serve as directors of the company. Please file all consents required by Securities Act Rule 438.

In accordance with the Staff’s comment, the Company has filed the consents required by Securities Act Rule 438 as Exhibit 99.5 to Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of KapStone Shares, page 80

17.	We understand that the tax opinion described in this section will be given at closing. If this opinion will be a short-form opinion, please revise to clearly state that this discussion here constitutes the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Material U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of KapStone Shares” on page 83 to provide the requested clarification.

18.	Please revise your disclosure such that it does not assume the tax consequences at issue. Refer to Section III.C.3 of Staff Legal Bulletin No. 19. In that regard, we note your disclosure that “[t]he following discussion assumes that the KapStone merger, when taken together with the WestRock merger, will qualify as a transaction described in Section 351 of the Code.”

The Company acknowledges the Staff’s comment and has revised the applicable disclosure on page 84. The Company notes that the tax opinion filed as Exhibit 8.1 to Amendment No. 1 includes an opinion that the KapStone merger, when taken together with the WestRock merger, should qualify as a transaction described in Section 351 of the Code.

Certain KapStone Forecasts, page 93

19.	Please expand your disclosure regarding the material assumptions underlying these financial forecasts. In that regard, we note the assumptions described at pages 12-13 of Moelis & Company’s January 28, 2018 presentation materials provided supplementally to us.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Proposal 1: Adoption of the Merger Agreement —Certain KapStone Forecasts” on page 96 to provide additional assumptions underlying the KapStone forecasts.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 474-1414 or Richard Hall at (212) 474-1293.

Very truly yours,
/s/ Andrew C. Elken
Andrew C. Elken

cc:	Robert B. McIntosh, Whiskey Holdco, Inc. and WestRock Company

Kathryn D. Ingraham, KapStone Paper and Packaging Corporation
Kevin F. Blatchford, Sidley Austin LLP